

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2014

Via E-Mail
Richard Climan
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood City, CA 94065

> **Re:** **Responsys, Inc.**
> **Schedule TO-C filed December 20, 2013**
> **Schedule TO-T filed January 8, 2014**
> **Filed by Oracle Corporation** *et al*
> **File No. 5-86622**

Dear Mr. Climan:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)(A) - Offer to Purchase

Conditions to the Offer, page 35

1. Refer to the first paragraph in this section on page 35. Clarify that all offer condition, not simply the Minimum Condition, must be satisfied or waived as of the Expiration Date of the Offer.

2. Refer to the last paragraph in this section on page 37. You state that the failure to exercise any of the foregoing "rights" (i.e., listed offer conditions) will not be a waiver of such rights "which may be asserted at any time and from time to time." If any of the listed events "trigger" an offer condition while the offer is pending, the bidder must at that time

determine whether to assert the condition and terminate the offer or waive it and proceed. The bidder may not wait until the expiration of the offer to assert an offer condition triggered earlier in the offer. Please revise.

Appraisal Rights, page 39

3. We note the disclosure stating that a stockholder wishing to exercise appraisal rights must deliver the written demand for appraisal of Shares "no the later than the consummation of the Offer." Please revise to clarify precisely when the consummation of the Offer will occur for purposes of exercising appraisal rights under Section 262 of the DGCL. For instance, clarify whether consummation means the Expiration Date of the Offer, the time the bidder accepts the tendered shares, or the time of settlement.

4. Refer to the disclaimer in boldfaced type on page 40 of the Offer to Purchase, indicating that the summary of appraisal rights does not purport to be "complete." While you may include qualifying language about the nature of a summary generally, this broad disclaimer is inappropriate. Please revise here and where appropriate throughout the Offer to Purchase.

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

•   They are responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions